SembCorp Industries

RECEIVED
2004 AUG 25 A 11: 35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04036497

Rule 12g3-2(b) File No. 825109

11 August 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
AUG 27 2004
THOMSON
FINANCIAL

Linda Hoon Siew Kin
Group Company Secretary

Enclosure

C:jesstan/MasnetAnn/SECltr

MASNET No. 36 OF 11.08.2004
Announcement No. 41

SEMBCORP INDUSTRIES LTD

PRESS RELEASE 1H2004

press_release1Hfinal.pd

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 11/08/2004 to the SGX

SembCorp Industries

August 11, 2004

SEMBCORP INDUSTRIES 1H2004 NET OPERATING PROFIT UP 15%

- **PATMI before exceptional items grew 15% to $102 million**
- **Turnover increased by 39% to $2.9 billion**

SembCorp Industries posted a 15% growth in net operating earnings to $102.0 million on the back of a 39% rise in turnover to $2.9 billion for 1H2004 over 1H2003. Contributions from overseas operations grew from 38% to 47% of turnover in 1H2004, as compared to the same period last year.

The 15% increase in PATMI before exceptional items was attributable to growth in its core businesses and enhanced earnings from acquisitions made in 2003. The main profit contributors were its Utilities, Marine Engineering and Logistics businesses.

Utilities led by better performance of its integrated utilities and energy operations grew 1H2004 PATMI 30% to $48.4 million. The Utilities business now contributes to 51% of Group turnover and 47% of Group PATMI. Marine Engineering's 1H2004 PATMI was up 16% to $29.1 million due to improvement in the ship repair business and better contributions from its associated companies and joint venture. The Group's Environmental Engineering and Logistics businesses' 1H2004 PATMI grew by 30% and 11% respectively.

"At the operating level, we delivered top and bottom-line growth in first half 2004. Going forward, we expect our performance to be underpinned by our core businesses. Strategic investments like our recent tie-up with COSCO in Marine Engineering will enhance our operating earnings and position our businesses for future growth," said Deputy Chairman and CEO, Wong Kok Siew.

HIGHLIGHTS

Delivered top and bottom-line growth

- 1H2004 Turnover of $2.9 billion, up 39% from 1H2003 of $2.1 billion
- 1H2004 PATMI of $102.0 million, up 15% from 1H2003 PATMI before EI of $88.8 million
- Growth in overseas contribution - turnover grew from 38% to 47%

Sustainable growth

- Operating earnings underpinned by core businesses with stable earnings and growth upside
- Group orderbook (excluding long-term contracts in Utilities and Logistics) is $3.7 billion
- M&As bearing fruit and achieving strategic objectives
    - Utilities - SembUtilities UK, increased shareholding in SUT Sakra, SembCogen and SembGas
    - Environmental Engineering - SembEnviro Tay Paper
    - Logistics - Footwork Express
    - Marine Engineering - PPL shipyard

Full year Outlook

The Group's results and growth will be mainly contributed by Utilities, Marine Engineering and Logistics.

Barring unforeseen circumstances, overall operating performance for 2004 is expected to be better than that of 2003 excluding any impact of the outcome of the Solitaire arbitration.

-End-

For media and analysts' enquiries, please contact:

Ng Lay San
Group Corporate Relations
Tel: +65 6723 3150
Fax: +65 6822 3240
Email: laysan@sembcorp.com.sg
Website: www.sembcorp.com.sg

MASNET No. 31 OF 11.08.2004
Announcement No. 36

SEMBCORP INDUSTRIES LTD

SEMBCORP INDUSTRIES AND ITS SUBSIDIARIES 1H2004 FINANCIAL STATEMENTS

1H04Results.pdf

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 11/08/2004 to the SGX

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES
UNAUDITED RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2004

The Board of Directors of SembCorp Industries Ltd wishes to announce the unaudited results of the Group for the second quarter ended June 30, 2004.

1(a)(i) Profit and Loss Statement

	GROUP			GROUP		
	2Q04	2Q03	+ / (-)	1H04	1H03	+ / (-)
	$'000	$'000	%	$'000	$'000	%
Turnover	**1,510,972**	**1,162,818**	**29.9**	**2,880,411**	**2,074,503**	**38.8**
Cost of sales	(1,359,001)	(1,027,352)	32.3	(2,587,214)	(1,823,733)	41.9
Gross profit	151,971	135,466	12.2	293,197	250,770	16.9
General & administrative expenses	(73,090)	(56,428)	29.5	(153,630)	(126,204)	21.7
Profit from operations	**78,881**	**79,038**	**(0.2)**	**139,567**	**124,566**	**12.0**
Non-operating income (net)	23,218	76,923	(69.8)	30,018	87,943	(65.9)
Interest expense	(17,440)	(20,492)	(14.9)	(35,827)	(39,464)	(9.2)
Profit before taxation, associates and joint ventures	**84,659**	**135,469**	**(37.5)**	**133,758**	**173,045**	**(22.7)**
Share of Results of:						
- Associates	31,646	26,162	21.0	61,850	47,803	29.4
- Joint ventures	8,249	9,441	(12.6)	14,687	18,528	(20.7)
Profit before taxation	**124,554**	**171,072**	**(27.2)**	**210,295**	**239,376**	**(12.1)**
Taxation	(37,398)	(26,045)	43.6	(57,684)	(33,438)	72.5
Profit after taxation	**87,156**	**145,027**	**(39.9)**	**152,611**	**205,938**	**(25.9)**
Minority interests	(27,776)	(27,472)	1.1	(50,639)	(50,180)	0.9
Net profit attributable to shareholders	**59,380**	**117,555**	**(49.5)**	**101,972**	**155,758**	**(34.5)**
Profit before taxation (before exceptional items)	**124,554**	**104,154**	**19.6**	**210,295**	**172,458**	**21.9**
Net profit attributable to shareholders (before exceptional items)	**59,380**	**50,637**	**17.3**	**101,972**	**88,840**	**14.8**
Group earnings per ordinary share (in cents)						
Before exceptional items						
-basic	3.26	2.78	17.3	5.60	4.88	14.8
-diluted	3.25	2.78	16.9	5.58	4.88	14.3
After exceptional items						
-basic	3.26	6.46	(49.5)	5.60	8.55	(34.5)
-diluted	3.25	6.45	(49.6)	5.58	8.55	(34.7)

Note: Certain comparative figures have been adjusted to conform with the current year's presentation.

Notes:

		GROUP		GROUP	
		2Q04	2Q03	1H04	1H03
		$'000	$'000	$'000	$'000
	Profit from operations is arrived at after (charging)/crediting the following:				
(i)	Depreciation and amortisation	(45,726)	(42,074)	(92,967)	(81,272)
	Allowance write-back for doubtful debts & bad debts written off - net	4,968	3,928	16	5,782
(ii)	**Non-operating income (net)**				
	Gain on disposal in investments and businesses	1,433	66,825	1,883	66,972
	Interest and other income	11,028	10,689	20,046	22,400
	Foreign exchange gain	6,167	1,516	1,389	1,512
	Profit on sale of property, plant & equipment	4,318	132	7,734	543
(iii)	**Exceptional item**				
	Included in Non-operating income (Net)				
	Gain on disposal in investments and business	-	66,918	-	66,918

(iv) There was no significant adjustment for under or over-provision of tax in 2Q04 and 2Q03.

1(b)(i) **Balance Sheets**

	GROUP		COMPANY	
	As at 30/06/2004 $000	As at 31/12/2003 $000	As at 30/06/2004 $000	As at 31/12/2003 $000
Non-current assets				
Property, plant & equipment	2,484,756	2,514,223	799	1,193
Investments in subsidiaries	-	-	2,847,944	2,851,529
Interests in associates	575,721	585,061	-	-
Interests in joint ventures	307,251	260,605	-	-
Other financial assets	226,614	126,346	90	90
Long term receivables and prepayments	260,797	317,675	-	-
Intangible assets	132,713	129,484	-	-
Deferred tax assets	17,073	15,173	-	-
	4,004,925	3,948,567	2,848,833	2,852,812
Current assets				
Inventories and work-in-progress	897,800	656,118	-	-
Trade and other receivables	1,534,735	1,336,791	252,267	266,011
Other financial assets	1,665	1,638	-	-
Cash & cash equivalents	713,516	679,000	14,482	18,907
	3,147,716	2,673,547	266,749	284,918
Current liabilities				
Trade and other payables	1,797,627	1,473,090	1,513,384	1,396,141
Excess of progress billings over work in progress	174,709	132,591	-	-
Provisions	267,815	273,223	-	-
Employee benefits	5,000	3,542	2,237	1,684
Current tax payable	94,146	78,598	-	-
Interest-bearing borrowings	805,908	682,049	-	100,000
	3,145,205	2,643,093	1,515,621	1,497,825
Net current assets/(liabilities)	2,511	30,454	(1,248,872)	(1,212,907)
Non-current liabilities				
Deferred tax liabilities	132,644	117,203	195	195
Provisions	27,078	43,170	-	-
Employee benefits	51,746	49,831	771	554
Interest-bearing borrowings	1,237,737	1,252,251	400,000	400,000
Other long-term liabilities	119,674	132,873	-	-
	1,568,879	1,595,328	400,966	400,749
	2,438,557	2,383,693	1,198,995	1,239,156
Share Capital	455,762	455,429	455,762	455,429
Reserves	1,293,394	1,260,247	743,233	783,727
	1,749,156	1,715,676	1,198,995	1,239,156
Minority interests	689,401	668,017	-	-
	2,438,557	2,383,693	1,198,995	1,239,156

Note: Certain comparative figures have been adjusted to conform with the current year's presentation.

1(b)(ii) <u>Group's borrowings and debt securities</u>

Amount repayable in one year or less, or on demand.

As at 30/06/2004		As at 31/12/2003	
Secured $'000	Unsecured $'000	Secured $'000	Unsecured $'000
136,036	726,883	117,290	614,426

Amount repayable after one year.

As at 30/06/2004		As at 31/12/2003	
Secured $'000	Unsecured $'000	Secured $'000	Unsecured $'000
772,494	532,589	824,380	497,181

Details of any collateral

The Group's borrowings are secured by various assets: mainly property, plant and equipment, with carrying values amounting to $1,380 million.

1(c) Consolidated cash flow statements of the Group

	GROUP		GROUP	
	2Q04	2Q03	1H04	1H03
	$'000	$'000	$'000	$'000
Cash flows from Operating Activities				
Profit before tax and minority interests	124,554	171,072	210,295	239,376
Adjustment for :				
Dividend and interest income	(6,706)	(5,798)	(11,174)	(11,943)
Interest expense	17,440	20,492	35,827	39,464
Depreciation and amortisation	45,726	42,074	92,967	81,272
Share of results of associated companies and joint ventures	(39,895)	(35,603)	(76,537)	(66,331)
Profit on sales of property, plant and equipment	(4,318)	(132)	(7,734)	(543)
Loss on disposal of subsidiaries	-	10,300	-	10,300
Gain on disposal of associates and joint ventures	(944)	(77,218)	(1,206)	(77,218)
(Gain)/Loss on disposal of investments	(489)	93	(677)	(54)
Allowance write-back for doubtful debts (net)	(4,968)	(3,928)	(16)	(5,782)
Other provisions (write-back)/made (net)	(20,297)	(1,702)	(16,945)	1,657
Allowance made/(write-back) for inventory and foreseeable losses (net)	6,389	(1,421)	9,649	(2)
Allowance (write-back)/made for impairment loss (net)	(475)	459	57	192
Operating profit before working capital changes	116,017	118,688	234,506	210,388
Changes in working capital:				
Inventories and work-in-progress	(80,726)	(6,128)	(243,479)	(78,473)
Receivables	(24,598)	(50,920)	(127,001)	(79,256)
Payables	141,988	(104,910)	330,703	(97,917)
Balances with related parties	8,521	18,894	(51,476)	(29,334)
	161,202	(24,376)	143,253	(74,592)
Income tax paid	(13,049)	(20,440)	(18,799)	(39,633)
Net cash inflow/ (outflow) from operating activities	148,153	(44,816)	124,454	(114,225)
Cash flows from Investing Activities				
Dividend and interest received	32,980	25,858	46,140	43,935
Return of capital from associates and joint ventures	156	-	2,249	895
Cash distributed from investments	-	833	-	1,974
Proceeds from disposal of subsidiaries, net of cash disposed	-	(5,954)	-	(5,954)
Proceeds from disposal of associates and joint ventures	2,209	76,623	2,610	76,623
Proceeds from disposals of investments	1,057	10,564	3,163	10,711
Proceeds from disposal of property, plant and equipment	36,554	7,677	44,764	10,181
Acquisition/additional interest in subsidiaries and business, net of cash acquired	(1,368)	(252,330)	(2,028)	(251,006)
Acquisition/additional investments in associates and joint ventures	(29,359)	-	(36,773)	(792)
Acquisition of other long term investments	(80,202)	(4,060)	(94,804)	(4,060)
Purchase of property, plant and equipment	(46,135)	(53,491)	(73,031)	(84,549)
Long term balances with related parties	3,361	3,420	876	28,830
Long term receivables	47,522	5,347	54,038	4,328
Development and software costs paid	(886)	-	(886)	-
Net cash outflow from investing activities	(34,111)	(185,513)	(53,682)	(168,884)
Cash flows from Financing Activities				
Proceeds from share issue	928	84	1,373	84
Proceeds from share issue to minority shareholders of subsidiaries	528	2,589	11,668	2,867
Net increase in bank borrowings	95,222	319,600	98,026	400,205
Net (decrease)/increase in other long term liabilities	(9,392)	10,188	(11,584)	10,247
Dividend paid to shareholders of the Company	(72,903)	(63,924)	(72,903)	(63,924)
Dividends paid to minority shareholders of subsidiaries	(23,457)	(31,021)	(31,265)	(31,021)
Interest paid	(19,572)	(17,456)	(35,415)	(36,134)
Net cash (outflow)/inflow from financing activities	(28,646)	220,060	(40,100)	282,324
Net increase/(decrease) in cash and cash equivalents	85,396	(10,269)	30,672	(785)
Cash and cash equivalents at beginning of period	570,455	425,889	623,188	416,376
Effects of exchange rate changes on cash and equivalents	(25)	(79)	1,966	(50)
Cash and cash equivalents at end of period	655,826	415,541	655,826	415,541

1(d)(i) Statements of Changes in Equity

GROUP

	Share Capital	Share Premium	Merger Reserve	Capital Reserve	Currency Translation Reserve	Accumulated Profits	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
1Q04							
At 1/1/2004	455,429	292,629	29,201	35,900	67,276	835,239	1,715,676
Issue of shares under Share Option Plan	112	333	-	-	-	-	445
Realisation of reserve upon disposal of associates and changes in group structure	-	-	-	(215)	-	-	(215)
Foreign currency translation difference	-	-	-	-	4,422	-	4,422
Profit for the period	-	-	-	-	-	42,592	42,592
At 31/03/2004	**455,541**	**292,962**	**29,201**	**35,685**	**71,700**	**877,831**	**1,762,920**
2Q04							
Issue of shares under Share Option Plan	221	707	-	-	-	-	928
Realisation of reserve upon disposal of associates and changes in group structure	-	-	-	313	(5)	-	308
Foreign currency translation difference	-	-	-	-	(1,477)	-	(1,477)
Profit for the period	-	-	-	-	-	59,380	59,380
Dividend paid	-	-	-	-	-	(72,903)	(72,903)
At 30/06/2004	**455,762**	**293,669**	**29,201**	**35,998**	**70,218**	**864,308**	**1,749,156**
1Q03							
At 1/1/2003	455,215	291,941	29,201	31,195	30,289	665,834	1,503,675
Share of reserve of associates	-	-	-	(6)	-	-	(6)
Foreign currency translation difference	-	-	-	-	3,868	-	3,868
Profit for the period	-	-	-	-	-	39,203	39,203
At 31/03/2003	**455,215**	**291,941**	**29,201**	**31,189**	**34,157**	**705,037**	**1,546,740**
2Q03							
Issue of shares under Share Option Plan	84	308	-	-	-	-	392
Share of reserves of associates	-	-	-	6	-	-	6
Realisation of reserve upon disposal of subsidiary, associates and changes in group structure	-	-	-	4,776	(1,408)	99	3,467
Foreign currency translation difference	-	-	-	-	3,082	-	3,082
Profit for the period	-	-	-	-	-	117,555	117,555
Dividend paid	-	-	-	-	-	(63,924)	(63,924)
At 30/06/2003	**455,299**	**292,249**	**29,201**	**35,971**	**35,831**	**758,767**	**1,607,318**

1(d)(i) Statements of Changes in Equity (Cont'd)

COMPANY	Share Capital	Share Premium	Accumu-lated Profits	Total
	$'000	$'000	$'000	$'000
1Q04				
At 1/1/2004	455,429	292,629	491,098	1,239,156
Issue of shares under Share Option Plan	112	333	-	445
Profit for the period	-	-	1,761	1,761
At 31/03/2004	**455,541**	**292,962**	**492,859**	**1,241,362**
2Q04				
Issue of shares under Share Option Plan	221	707	-	928
Profit for the period	-	-	29,608	29,608
Dividend paid	-	-	(72,903)	(72,903)
At 30/06/2004	**455,762**	**293,669**	**449,564**	**1,198,995**
1Q03				
At 1/1/2003	455,215	291,941	523,181	1,270,337
Loss for the period	-	-	(4,219)	(4,219)
At 31/03/2003	**455,215**	**291,941**	**518,962**	**1,266,118**
2Q03				
Issue of shares under Share Option Plan	84	308	-	392
Profit for the period	-	-	59,732	59,732
Dividend paid	-	-	(63,924)	(63,924)
At 30/06/2003	**455,299**	**292,249**	**514,770**	**1,262,318**

1(d)(ii) Changes in the Company's share capital

During 2Q04, the Company issued 882,756 ordinary shares of $0.25 each for cash upon the exercise of the options under the Company's Share Option Plan.

As at June 30, 2004, the Company's issued and paid up capital comprises 1,823,048,445 (June 30, 2003: 1,821,196,189) ordinary shares of $0.25 each and there were 67,921,745 (June 30, 2003: 58,206,243) unissued ordinary shares of $0.25 each under options granted to eligible employees and directors under the Company's Share Option Plan.

2. Audit

The figures have not been audited or reviewed by the Company's auditors.

3. Auditors' report

Not applicable.

4. Accounting policies

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended December 31, 2003.

5. Changes in the accounting policies

There are no changes in accounting policies.

6. Earnings per ordinary share

	Group					
	2Q04	2Q03	+ / (-) %	1H04	1H03	+ / (-) %
Earnings per ordinary share of the Group based on net profit attributable to shareholders:-						
(i) Based on the weighted average number of shares (in cents)						
(a) Before exceptional items	3.26	2.78	17.3	5.60	4.88	14.8
(b) After exceptional items	3.26	6.46	(49.5)	5.60	8.55	(34.5)
- Weighted average number of shares (in million)	1,822.7	1,821.1	0.1	1,822.3	1,821.0	0.1
(ii) On a fully diluted basis (in cents)						
(a) Before exceptional items	3.25	2.78	16.9	5.58	4.88	14.3
(b) After exceptional items	3.25	6.45	(49.6)	5.58	8.55	(34.7)
- Adjusted weighted average number of shares (in million)	1,827.0	1,823.1	0.2	1,826.8	1,821.8	0.3

7. Net asset value

	Group			Company		
	30/6/2004	31/12/2003	+ / (-)	30/6/2004	31/12/2003	+ / (-)
Net asset value per ordinary share based on issued share capital at the end of the financial period/year (in cents)	95.95	94.18	1.9	65.77	68.02	(3.3)

Company's Net asset value per ordinary share decline by 3.3% due to dividends payout.

8. Review of Group performance

Group Overview

2Q04
The Group achieved a 30% growth in turnover to $1.5 billion and 17% growth in Profit after tax and minority interest ("PATMI") to $59.4 million on a comparable basis.

Net non-operating income includes mainly interest income, foreign exchange gain and gain from disposal of fixed assets. 2Q03 non-operating income includes the exceptional gain from the disposal of investments and business of $66.9 million.

The higher tax expense in 2Q04 is principally due to higher profit contributions from overseas investments, which have higher tax rates.

1H04
Group turnover in 1H04 grew by 39% to $2.9 billion. On a comparable basis, PATMI grew 15% to $102.0 million over 1H03.

Utilities, Logistics and Marine were the 3 main contributors to the Group's PATMI and profit growth.

1H04 Earnings per share ("EPS") of 5.6 cents also correspondingly improved by 15% over 1H03's EPS (before exceptional items) of 4.9 cents.

1H04 Economic Value Added was $30.3 million, reflecting a 88% improvement from 1H03 of $16.1 million.

Turnover

	2Q04	2Q03	+/(-)	1H04	1H03	+/(-)
	$'m	$'m	%	$'m	$'m	%
Utilities	785	447	75.6	1,467	765	91.8
Marine Engineering (Marine)	329	294	11.9	571	488	17.0
Logistics	108	116	(6.9)	224	228	(1.8)
Environmental Engineering (Enviro)	50	52	(3.8)	100	90	11.1
Engineering & Construction (E&C)	192	208	(7.7)	431	403	6.9
Others	45	44	2.3	83	96	(13.5)
Corporate	2	2	0.0	4	5	(20.0)
	1,511	1,163	29.9	2,880	2,075	38.8

2Q04
Growth in the Group's turnover came primarily from Utilities and Marine.

Utilities' turnover grew 76% from $447 million to $785 million, mainly attributable to the consolidation of its Gas and UK Integrated Utilities businesses acquired in 2003.

Marine's turnover showed a 12% growth over 2Q03, from $294 million to $329 million. The increase was mainly from its higher volume of ship conversion and ship repair businesses. Some of Marine's new building projects were at early stage of completion and turnover for these projects was not recognised.

Utilities and Marine contributed 52% and 22% respectively of the Group's 2Q04 turnover.

8. **Review of Group performance (Cont'd)**

Turnover (Cont'd)

1H04

Utilities and Marine together contributed 71% of the Group's 1H04 turnover of $2.9 billion. The increase of $805 million also came mainly from Utilities and Marine.

As in 2Q04, Utilities growth in turnover in 1H04 over 1H03 was mainly due to the full half -year consolidation of its Gas and UK Integrated Utilities businesses while Marine's growth was from higher volume of ship conversion and ship repair businesses.

Profit after tax and minority interest ("PATMI")

	2Q04	2Q03	+/(-)	1H04	1H03	+/(-)
	$'m	$'m	%	$'m	$'m	%
Utilities	27.3	20.6	32.5	48.4	37.3	29.8
Marine Engineering (Marine)	16.2	13.5	20.0	29.1	25.1	15.9
Logistics	15.0	15.3	(2.0)	30.4	27.5	10.5
Environmental Engineering (Enviro)	4.0	4.2	(4.8)	7.8	6.0	30.0
Engineering & Construction (E&C)	0.5	1.5	(66.7)	1.0	8.3	(88.0)
Others	6.3	2.9	117.2	8.6	5.8	48.3
Corporate	(9.9)	(7.4)	(34.0)	(23.3)	(21.1)	(10.4)
PATMI before exceptional items	59.4	50.6	17.3	102.0	88.9	14.8
Exceptional items	-	66.9	NM	-	66.9	NM
PATMI	59.4	117.5	(49.5)	102.0	155.8	(34.5)

2Q04

Utilities and Marine were the main contributors to the Group's profit growth over 2Q03.

Utilities' PATMI grew by 33% to $27.3 million. The increase came from the strong performances of its UK Integrated Utilities business and its Energy business in Singapore. This was however, adversely affected by project losses in its Offshore Engineering business.

Marine's PATMI attributable to the Group increased by 20% from $13.5 million to $16.2 million due to higher volume of ship repair business and better performance from its associates and joint ventures.

The Group's share of Logistics' PATMI came mainly from its Supply Chain Management businesses, which included higher profits from its overseas associates and joint ventures. Logistics' 2Q03 results had the benefit of exchange gain.

8. **Review of Group performance (Cont'd)**

PATMI (Cont'd)

1H04

All businesses except E&C reported higher profit in 1H04 as compared to 1H03, which had the benefit of Group Tax Relief.

Utilities' PATMI grew by 30% to $48.4 million from $37.3 million in 1H03. The increase in PATMI was attributed to strong performance from its UK Integrated Utilities business and Energy business in Singapore. This was however, adversely affected by the poor performance of its Offshore Engineering business.

Marine's PATMI attributable to the Group was $29.1 million, 16% growth over 1H03. Beside the better performance from its operation as mentioned above, Marine's 1H04 results also has the benefit of lower tax expenses.

The Group's share of Logistics' PATMI was $30.4 million, 11% growth over 1H03. The increase in PATMI came mainly from its Supply Chain Management, which included higher profits from its overseas associates and joint ventures.

Enviro's 30% increase in PATMI was due to better performance from all its businesses.

Solitaire

On June 25, 2004, SembCorp Industries Limited announced that Sembawang Corporation, ("Sembawang") a wholly owned subsidiary, received the Tribunal's 2 to 1 majority decision that Allseas had not breached its obligation to mitigate costs when it chose the Swan Hunter shipyard to complete the conversion work ("Choice of Yard" issue). On June 9, 2004, Sembawang made an application in the High Court in England for leave to appeal against the Tribunal's decision on the "Choice of Yard" issue.

As announced, the claims from Allseas is GPB 259 million plus legal costs and the counterclaim by Sembawang is S$287 million plus legal costs.

With the Tribunal's ruling on the "Choice of Yard" issue, and if Sembawang is not given leave to appeal or if it ultimately does not succeed in the appeal, then the net exposure to Sembawang will increase. SCI is unable to quantify the amount of increase at this time because the cost impact of the "Choice of Yard" decision will also depend on the outcome of the Appeal and subsequent hearings on other claims and counterclaims by both parties. Given the complexity of the case, the fact that the hearings are still far from complete and that there are significant uncertainties arising from various outcomes, no additional provision has been made in 2Q04 results.

9. **Variance from a forecast, or a prospect statement**

There has been no significant variance in the performance of the Group as compared to previous statements.

10. **Prospects**

The Group's results and growth will be mainly contributed by Utilities, Marine and Logistics.

Barring unforeseen circumstances, overall operating performance for 2004 is expected to be better than 2003, excluding any impact of the outcome of the Solitaire arbitration.

11. **Dividend**

No interim dividend for the period ended June 30, 2004 is recommended.

12. Segmental Reporting

1H04

BUSINESS SEGMENT	Utilities	Marine	Logistics	Enviro	E&C	Others	Corporate	Elimina-tion	Total
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Revenue and expenses									
Total revenue from external customers	1,467.3	570.6	223.5	100.5	431.5	82.8	4.2	-	2,880.4
Inter-segment revenue	9.5	5.2	0.1	1.0	1.2	0.8	8.2	(26.0)	-
Total revenue	1,476.8	575.8	223.6	101.5	432.7	83.6	12.4	(26.0)	2,880.4
Segment results	100.5	42.5	29.9	3.6	1.8	6.0	(25.1)	-	159.2
Interest Income	1.5	6.4	0.7	0.1	0.1	1.0	7.0	(6.4)	10.4
Interest Expense	(24.2)	(0.9)	(2.1)	(0.1)	(0.5)	(1.5)	(12.9)	6.4	(35.8)
	77.8	48.0	28.5	3.6	1.4	5.5	(31.0)	-	133.8
Share of results of associates	3.7	3.2	45.6	6.0	(0.7)	4.0	-	-	61.8
Share of results of joint ventures	4.0	0.3	3.5	-	-	6.9	-	-	14.7
	85.5	51.5	77.6	9.6	0.7	16.4	(31.0)	-	210.3
Taxation									(57.7)
Minority Interest									(50.6)
Net profit for the period									102.0
Assets & Liabilities									
Segment assets	2,293.3	1,210.8	364.9	140.2	476.4	780.3	496.4	(555.1)	5,207.2
Investment in associates	33.9	42.0	377.9	69.2	5.3	43.2	4.2	-	575.7
Investment in joint ventures	111.1	1.9	17.9	-	-	67.1	109.3	-	307.3
Interest Bearing Assets	256.1	421.6	118.9	2.4	95.1	121.1	545.3	(616.6)	943.9
Unallocated Assets									118.6
Total assets									7,152.7
Segment liabilities	887.6	467.2	133.2	32.8	494.8	440.4	438.6	(555.1)	2,339.5
Interest Bearing Liabilities	1,133.7	159.4	280.5	5.1	45.8	278.4	861.5	(616.6)	2,147.8
Unallocated Liabilities									226.8
Total liabilities									4,714.1
Capital Expenditure	32.5	20.5	9.1	4.3	1.3	4.8	0.5	-	73.0
Significant non-cash items									
Depreciation and amortisation	43.5	19.7	7.5	4.2	5.2	8.3	4.6	-	93.0
Other non-cash items (including provisions, loss on disposal and exchange differences)	8.1	2.9	1.3	0.1	8.5	0.3	3.1	-	24.3

GEOGRAPHICAL SEGMENT

	Revenue	Segment Assets	Capital Expenditure
	$'m	$'m	$'m
Singapore	1,533.9	3,907.8	35.0
Rest of Asia	501.9	697.7	20.0
Europe	571.3	548.6	17.3
Others	273.3	53.1	0.7
	2,880.4	5,207.2	73.0

12. Segmental Reporting (Cont'd)

1H03

BUSINESS SEGMENT	Utilities	Marine	Logistics	Enviro	E&C	Others	Corporate	Elimina-tion	Total
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Revenue and expenses									
Total revenue from external customers	765.3	487.8	228.5	89.6	402.7	95.8	4.8	-	2,074.5
Inter-segment revenue	8.8	2.0	0.3	-	(0.5)	13.8	7.9	(32.3)	-
Total revenue	774.1	489.8	228.8	89.6	402.2	109.6	12.7	(32.3)	2,074.5
Segment results	64.4	40.3	34.0	2.5	3.6	4.9	51.3	-	201.0
Interest Income	3.3	6.7	0.4	0.1	0.3	0.6	3.0	(2.8)	11.6
Interest Expense	(21.3)	(0.3)	(2.3)	(0.1)	(0.2)	(4.8)	(13.3)	2.8	(39.5)
	46.4	46.7	32.1	2.5	3.7	0.7	41.0	-	173.1
Share of results of associates	1.5	3.2	35.8	5.2	(1.0)	3.1	-	-	47.8
Share of results of joint ventures	11.1	0.1	-	-	-	7.3	-	-	18.5
	59.0	50.0	67.9	7.7	2.7	11.1	41.0	-	239.4
Taxation									(33.4)
Minority Interest									(50.2)
Net profit for the period									155.8
Assets & Liabilities									
Segment assets	1,874.0	1,087.7	354.2	130.5	548.1	874.4	563.8	(582.9)	4,849.8
Investment in associates	33.3	62.3	323.1	52.9	4.7	56.8	6.3		539.4
Investment in joint ventures	87.5	28.8	0.2	-	-	55.6	114.8		286.9
Interest Bearing Assets	223.7	358.6	32.3	0.7	36.4	115.3	470.1	(466.7)	770.4
Unallocated Assets									85.7
Total assets								-	6,532.2
Segment liabilities	439.2	432.2	69.0	31.3	505.8	506.0	560.4	(582.9)	1,961.0
Interest Bearing Liabilities	1,304.8	82.9	207.9	3.8	37.8	297.5	672.7	(466.7)	2,140.7
Unallocated Liabilities									166.1
Total liabilities									4,267.8
Capital Expenditure	45.6	8.1	19.6	5.4	1.2	3.9	0.7	-	84.5
Significant non-cash items									
Depreciation and amortisation	28.6	17.3	7.4	4.0	7.6	11.8	4.6	-	81.3
Other non-cash items (including provisions, loss on disposal and exchange differences)	4.7	2.1	1.3	0.1	1.2	2.2	3.6	-	15.2

GEOGRAPHICAL SEGMENT

	Revenue	Segment Assets	Capital Expenditure
	$'m	$'m	$'m
Singapore	1,292.2	3,499.8	50.3
Rest of Asia	304.8	814.3	4.8
Europe	289.5	493.5	23.1
Others	188.0	42.2	6.3
	2,074.5	4,849.8	84.5

Note: Certain comparative figures have been adjusted to conform with the current year's presentation.

13. Review of segment performance

Please refer to Note 8 for analysis by business segments.

14. Interested person transactions

	Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000)	
	2Q04 $'000	1H04 $'000
Sale of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
-Tuas Power/Power Seraya [1]	106,171	185,967
- Singapore Technologies Pte Ltd and its Associates	1,271	2,468
-Temasek Capital (Private) Limited and its Associates	831	1,689
-PSA Corporation Limited and its Associates	637	1,440
- Singapore Power Ltd and its Associates	-	937
	108,910	192,501
Singapore Petroleum Company	6,867	6,867
ST Assembly Test Services Ltd and its Associates	-	1,160
Singapore Food Industries Ltd and its Associates	465	897
Singapore Airlines Limited and its Associates	146	863
ST Engineering Ltd and its Associates	360	623
CWT Distribution and its Associates	343	636
SNP Corporation Ltd and its Associates	154	287
	117,245	203,834
Purchases of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
-Temasek Capital (Private) Limited and its Associates [2]	86,145	140,722
- Singapore Power Ltd and its Associates	557	1,374
- Singapore Technologies Pte Ltd and its Associates	-	200
	86,702	142,296
Singapore Petroleum Company Limited and its Associates	11,583	24,742
SNP Corporation Ltd and its Associates	180	180
	98,465	167,218
Treasury		
Subscription of Debt Securities		
Singapore Technologies Pte Ltd and its Associates	20,262	20,262
Total Interested Person Transactions	**235,972**	**391,314**

Note

[1] This relates mainly to the sale of gas by SembCorp Gas Pte Ltd to Tuas Power and Power Seraya for the generation of electricity.

[2] This relates mainly to the purchase of gas from SembCorp Gas Pte Ltd by SembCorp Cogen Pte Ltd for the generation of electricity.

There are no transactions which are not conducted under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual during the period Jan 1, 2004 to Jun 30, 2004.

BY ORDER OF THE BOARD

Linda Hoon Siew Kin (Ms)
Group Company Secretary
August 11, 2004

MASNET No. 41 OF 11.08.2004
Announcement No. 46

SEMBCORP INDUSTRIES LTD

1H2004 FINANCIAL RESULTS PRESENTATION SLIDES

1H2004 results slides .pd

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 11/08/2004 to the SGX

11/08/2004 15:08



SembCorp Industries

First Half 2004 (1H2004) Results

August 11, 2004

SembCorp Industries



Scope of Presentation

- CEO's Report
- Financial Review
- Utilities Operations Review
- Operations Review
- Outlook & Prospects

SembCorp Industries



CEO REPORT

By Wong Kok Siew
Dy Chairman & CEO, SembCorp Industries

SembCorp Industries



Performance Highlights

- **Delivered top and bottom-line growth**
  - Turnover of $2.9bn, up 39% from 1H2003 of $2.1bn
  - PATMI of $102.0m, up 15% from 1H2003 PATMI before EI of $88.9m
  - Growth in overseas contribution – turnover grew from 38% to 47%

SembCorp Industries

Performance Highlights

- **Sustainable growth**
  - Operating earnings underpinned by core businesses with stable earnings and growth upside
  - Group orderbook (excl. long-term contracts in Utilities and Logistics) is $3.7bn
  - M&As bearing fruit & achieving strategic objectives
    - Utilities – SembUtilities UK
      - Increased shareholding in SUT Sakra, SembCogen and SembGas
    - Environmental Engineering – SembEnviro Tay Paper
    - Logistics – Footwork Express
    - Marine Engineering – PPL shipyard

Maintain 2004 management target of 12-16% growth in PATMI excl. EI

SembCorp Industries

Utilities Strategic M&As

SembCorp Utilities UK


Wilton

SembUtilities UK at Wilton International

- Dec 1998 – Purchased by Enron Europe from ICI for £300m
- April 2003 – Acquired by SembCorp for £106M (S$296M)

✓ Accretive acquisition - Earnings enhancement

✓ Enlarged global customer base

✓ Track record, management and operational expertise

SembCorp Industries

Utilities Strategic M&As

Positioned for Growth as Leading Niche Utilities Player

Energy and Integrated Utilities
1H2004 PATMI
⇧ 147% to $87m



CHINA
Establishing our presence in China's major petrochemical parks

UK
Enhanced earnings – Now world's leading & largest centralised utilities provider to the process industry

SINGAPORE
Consolidation of Singapore operations – solid stable earnings

SembCorp Industries



Marine Engineering Strategic M&As

PPL & COSCO


SINGAPORE


CHINA

July 2003: Upped stake in PPL Shipyard to 85%

- ✓ Better positioned to grow offshore business
- ✓ Growth potential with proprietary designed Baker Marine Pacific Class 375 Deep Drilling Offshore Jack-up

July 2004: Acquisition of 30% stake in COSCO Shipyard Group

- ✓ Establishing presence across China with 5 major shipyards
- ✓ Enhanced participation in 1 of fastest growing maritime nations in the world

SembCorp Industries

Marine Engineering Strategic M&As

Global Hub Strategy


Central America
-Offshore
-Shiprepair
Brazil
- Offshore
Middle East
- Shiprepair
- Conversion & Offshore
China
- Shiprepair
- Conversion & Offshore
Singapore
- Shiprepair
- Shipbuilding
- Conversion & Offshore

Positioned for growth with a strong international network

Logistics Strategic M&As

Footwork Express (Japan)


Japan
Taiwan
Hong Kong
Kao-hsiung
Ningbo

- Nation-wide distribution network and blue-chip customer base in Japan
- Addition of major piece to Pan-Asian supply chain network
- Now well-positioned to capture North Asia growth (for both intra-country and inter-country logistics services)

SembCorp Industries

Growing Contribution from Overseas


Overseas
47%
53%
Singapore
Overseas
38%
Singapore
62%

1H04
Total Turnover - $2.9bn

1H03
Total Turnover - $2.1bn

Expanding markets, growing opportunities.
Contribution from overseas now at 47%

SembCorp Industries

FINANCIAL REVIEW

By Lim Joke Mui
Group CFO, SembCorp Industries

SembCorp Industries



Turnover and PATMI


Turnover
$M
3,000.0
2,800.0
2,600.0
2,400.0
2,200.0
2,000.0
1,800.0
1,600.0
1,400.0
1,200.0
1,000.0
↑ 39%
2,075
2,880
1H2003
1H2004
PATMI before EI
$M
105
100
95
90
85
80
↑ 15%
89
102
1H2003
1H2004

Good top-line and bottom-line growth

SembCorp Industries



Contribution to Turnover

$M	1H04	1H03	Δ %
Utilities	1,467	765	92
Marine Engineering	571	488	17
Logistics	224	228	(2)
Environmental Engineering	100	90	11
Engineering & Construction	431	403	7
Others	87	101	(14)
TOTAL	**2,880**	**2,075**	**39**

Turnover growth spurred by Utilities which grew by 92%

SembCorp Industries

Contribution to Total Turnover (%) - by businesses


Others
Marine Eng.
3
Utilities
20
51
Logistics
8
Env.Eng.
E&C
Others
5
Utilities
Marine Eng.
24
37
11
Logistics
E&C
Env.Eng.

1H04

Total Turnover - $2.9bn

1H03

Total Turnover - $2.1bn

Utilities contributed 51% to Group turnover in 1H2004

SembCorp Industries

Contribution to Total Turnover (%) - by geographical area


Rest of Asia 17%
Others 10%
Singapore 53%
Europe 20%
Rest of Asia 15%
Others 9%
Singapore 62%
Europe 14%

1H04

Total Turnover - $2.9bn

1H03

Total Turnover - $2.1bn

Overseas turnover grew from 38% to 47% of Group turnover

SembCorp Industries



Contribution to PATMI

$M	1H04	1H03	Δ %
Utilities	48.4	37.3	30
Marine Engineering	29.1	25.1	16
Logistics	30.4	27.5	10
Environmental Engineering	7.8	6.0	30
Engineering & Construction	1.0	8.3	(88)
Others	(14.7)	(15.3)	4
PATMI before EI	**102.0**	**88.9**	**15**
EI	-	66.9	NM
PATMI	**102.0**	**155.8**	**(35)**

No additional provision has been made for Solitaire arbitration in 1H04.

Utilities grew by 30% and contributed about 50% of Group PATMI. Strong bottom-line growth from Utilities, Environmental Engineering and Marine Engineering



Capex

$M		
Capex in 1H2004		**127**
Equity investments	54	
Fixed assets	73	

Major Equity Investment items: -

Shanghai Caojing Cogen	25
COSCO Corp	14
Phu My 3	10

Major Fixed Asset items: -

Capital WIP	47
Plant & Machinery	16



Cash Flow

$M	1H04	1H03
Cash flow from Operating activities		
- before changes in working capital	235	210
- changes in working capital	(92)	(284)
- tax paid	(19)	(40)
	124	**(114)**
Cash flow from Investing activities		
- divestments proceeds & sale of fixed assets	51	92
- acquisitions (incl. investments)	(207)	(341)
- others (incl. dividends & interest received)	102	80
	(54)	**(169)**
Cash flow from Financing activities		
- issue of shares by SCI / subs	13	3
- net borrowings / (repayment of loans & interest paid)	62	364
- others (incl. dividends paid)	(115)	(85)
	(40)	**282**
Net inflow/(outflow) during the period	**30**	**(1)**
Cash & cash equivalents as at June 30	**656**	**416**
Free Cash flow	**251**	**14**

SembCorp Industries



Borrowings

$M	June 30, 2004	Dec 31, 2003
PF loans	785	814
Long-term	609	579
Short-term	774	660
Gross	**2,168**	**2,053**
Less Cash & FD	(714)	(679)
Net Debt	**1,454**	**1,374**
Net Debt (excl. PF*)	**846**	**762**
Net Gearing Ratio		
• include PF*	0.6	0.6
• exclude PF*	0.4	0.3

** PF - Non-recourse project financing*

SembCorp Industries



Financial Indicators

	1H04	1H03
Before EI		
EPS (cts)	5.6	4.9
Annualised EPS (cts)	11.2	9.8
Annualised ROE (%)	11.4	11.4
Annualised ROTA (%)	5.5	5.9
After EI		
EPS (cts)	5.6	8.6
Annualised EPS (cts)	11.2	13.4
Annualised ROE (%)	11.4	15.3
Annualised ROTA (%)	5.5	7.0
EVA ($m)	30	16

Maintaining healthy financial ratios

SembCorp Industries



Financial Indicators

	June 30, 2004	Dec 31, 2003
NAV per share (cts)	96	94
NTA per share (cts)	90	88
Net Gearing – excl. PF* (times)	0.4	0.3
Net Gearing – incl. PF* (times)	0.6	0.6
Interest Cover (times)	7	7

** PF - Non-recourse project financing*

Healthy balance sheet with room to gear up

SembCorp Industries

UTILITIES OPERATIONS REVIEW

By Tang Kin Fei
President & CEO, SembCorp Utilities

SembCorp Industries

Utilities

Turnover ($M) 1H2004	PATMI ($M) 1H2004	Annualised ROE (%)
1,476.8 (↑ 91%)	48.4 (↑ 30%)	17.3%



- Energy and Integrated Utilities deliver robust performance
- Good top-line and bottom-line growth overall, notwithstanding unfavourable performance by Offshore Engineering

SembCorp Industries

Utilities Revenue and PATMI


REVENUE
$M
1,600.0
1,400.0
1,200.0
1,000.0
800.0
600.0
400.0
200.0
0.0
↑ 91%
774.1
1,476.8
1H2003
1H2004
PATMI
$M
50
40
30
20
10
0
↑ 30%
37.3
48.4
1H2003
1H2004

Good top-line and bottom-line growth overall

SembCorp Industries

Utilities Revenue and PATMI

$M	1H04	1H03	Δ%
REVENUE:			
- Energy	789.1	369.5	113.5
- Integrated Utilities	440.8	239.1	84.3
- Offshore Engineering	246.9	165.5	49.2
Total Revenue	**1,476.8**	**774.1**	**90.8**
PATMI:			
- Energy	38.8	20.2	92.1
- Integrated Utilities	48.3	15.1	219.9
- Offshore Engineering	(31.6)	8.6	NM
- Corporate & Others	(7.1)	(6.6)	(7.5)
Total PATMI	**48.4**	**37.3**	**29.8**

SembCorp Industries



Energy and Integrated Utilities Revenue


$M
REVENUE
1,400.0
1,200.0
1,000.0
800.0
600.0
400.0
200.0
0.0
1,229.9
↑102%
608.6
1H2003
1H2004


GEOGRAPHICAL
Overseas 17%
Singapore 83%
1H2003
Overseas 24%
Singapore 76%
1H2004

	1H2003	1H2004
Energy	369.5	789.1
Integrated Utilities	239.1	440.8
TOTAL	**608.6**	**1,229.9**

Energy and Integrated Utilities, the key growth driver for SembUtilities

SembCorp Industries



Energy and Integrated Utilities PATMI


$M
PATMI
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
87.1
↑147%
35.3
1H2003
1H2004


GEOGRAPHICAL
Overseas 9%
Singapore 91%
1H2003
Overseas 28%
Singapore 72%
1H2004

	1H2003	1H2004
Energy	20.2	38.8
Integrated Utilities	15.1	48.3
TOTAL	**35.3**	**87.1**

Solid profit growth from Singapore and UK operations

SembCorp Industries



Utilities

Key Developments

- Integration of Singapore operations to offer bundled utilities and services to clients
- Contributions from Phu My 3 power plant which achieved commercial operations on March 1, 2004
- Obtained approval to set up a Wholly Foreign Owned Enterprise in China
- QianAn SembCorp Cogen commences Phase 2 expansion to cater to additional power, steam and hot water demand

Business Environment

- Mature markets
  - Customers focusing on core businesses, divesting their non-core assets
  - Opportunities to acquire divested assets and enhance value through bundled offers
  - Opportunities in green/ renewable energy
  - High power prices in UK
- High growth markets
  - Increase in demand for power and integrated utilities facilities

SembCorp Industries



Utilities

Outlook

- 2004 PATMI expected to grow by 10-20% over 2003
  - Energy and Integrated Utilities operations will continue to do well
  - Higher contribution from SembUtilities UK and consolidated Singapore operations
  - High power prices in UK expected to remain strong over next 6-12 months
  - Developments coming on-stream
    - Wilton Power Station 40MW GT by 4Q2004
    - Nanjing SembCorp SUIWU 12,500 m^3/day (Phase I) by January 2005
    - Shanghai Caojing Cogen 605 MW electricity / 660 tons/hour steam by June 2006
  - Continue to pursue selective greenfield and M&A opportunities

SembCorp Industries

OPERATIONS REVIEW

By Wong Kok Siew
Dy Chairman & CEO, SembCorp Industries

SembCorp Industries

Marine Engineering

Turnover ($M) 1H2004	PATMI ($M) 1H2004	Annualised ROE (%)
575.8 (↑ 18%)	46.0 (↑ 15%)	9.7%



- Global hub strategy bearing fruit
- Ship conversion/ offshore registered stronger growth followed by ship repair

SembCorp Industries



Marine Engineering

Key Developments

- Secured the P54 FPSO conversion contract worth $1.1bn
- Good response to proprietary design
  - Secured 2 Baker Pacific Class Jack-up rigs in 1H2004 with options for more units
  - 4 units of 2,600 TEU container series with Wan Hai Lines
- Orderbook at $2.0bn (end of June 2004)
- Acquired 30% equity stake in COSCO Shipyard Group to grow its marine business in China in July 2004

SembCorp Industries



Marine Engineering

Business Environment

- Overall improvement in ship repair market with strong freight rates
- 13% annual growth rate for Chinese ship repair market
- Strong fundamentals in offshore conversion, potential demand for newbuilding and upgrading for rigs

Outlook

- Strengthened global hub, growing contributions from overseas yards (Brazil & China)
- Strategic move into the rig market with proprietary design (Baker Marine Pacific Class 375 Deep Drilling Offshore Jack-Up)
- On track to grow offshore businesses by 10-15%
- 2004 operating profit expected to improve over 2003

SembCorp Industries



Logistics

Turnover ($M) 1H2004	PATMI ($M) 1H2004	Annualised ROE (%)
223.6 (↓ 2%)	50.3 (↑ 14%)	25.0%



- Delivering consistent double-digit growth

SembCorp Industries



Logistics

Key Developments

- Expanded supply chain management network to Vietnam – operations began in July
- Partnered Pacorini to offer specialised logistics services for metals and collateralised goods and commodities
- Expanded oil & gas logistics services to Middle East – offshore supply base on Iran's Kish Island expected to begin operations in 2H2004

SembCorp Industries



Logistics

Business Environment

- North Asia will continue to be main growth driver for supply chain management
- Economic outlook in most Asian countries are favourable for logistics.

Outlook

- Maintain management target of 15 – 20% net earnings growth given current business conditions

SembCorp Industries



Environmental Engineering

Turnover ($M) 1H2004	PATMI ($M) 1H2004	Annualised ROE (%)
101.5 (↑ 13%)	7.8 (↑ 30%)	9.1%



- Good potential, consistent profit growth

SembCorp Industries



Environmental Engineering

Key Developments

- First Asian waste management company in India with 51/49 JV with Ramky Group to provide bio-medical waste management services
- Launch of 24/7 $5m automated medical waste incineration plant in Tuas, Singapore
- Sembiologics arm set up, 3 new ranges of bio-products launched via a developmental alliance with Novozymes
- Orderbook at $377m (end June 2004) up $70m from 1Q2004
- Additional $24m contract from HDB clinched in August 2004 bringing orderbook to $401m



Environmental Engineering

Business Environment

- Opportunities in Shanghai with the corporatisation and privatisation of state-owned enterprises in the municipal waste business
- Continued drive towards zero landfill and increased recycling participation rates in Singapore

Outlook

- On track to achieve double-digit PATMI growth in 2004
- Development of new markets through acquisitions and organic growth through further optimisation



Engineering & Construction

Turnover ($M) 1H2004	PATMI ($M) 1H2004	Annualised ROE (%)
432.7 (↑ 8%)	1.5 (↓ 82%)	3.7%

Key Developments

- Orderbook at $1.1bn (end June 2004)
- Book-to-bill ratio at 1.33
- Targeted projects and territories
  - Process engineering projects comprise 57% of orderbook
  - Penetration of Middle East market with first $29m project in Dubai, UAE

Outlook

- FY2004 contribution not expected to be significant

SembCorp Industries



OUTLOOK & PROSPECTS

By Wong Kok Siew

Dy Chairman & CEO, SembCorp Industries

SembCorp Industries

Priorities 2004/5

- Utilities
  - Focus on Energy and Integrated Utilities operations and overseas expansion
  - Turnaround Offshore Engineering
- Environmental Engineering
  - Focus on providing total integrated environmental services in Chinese, Indian and Australian cities
- Engineering & Construction
  - Continued focus on execution of current orderbook

SembCorp Industries

Priorities 2004/5

- Marine Engineering
  - Strengthening of China hub in partnership with COSCO
  - Focus on growing offshore business through proprietary designs
- Logistics
  - Execute North Asia strategy
  - Further expansion of supply chain network to Vietnam, Indonesia and the Philippines

SembCorp Industries



Outlook

- The Group's results and growth will be mainly contributed to by Utilities, Marine Engineering and Logistics
- Barring unforeseen circumstances, overall operating performance for 2004 is expected to be better than that of 2003 excluding any impact of the outcome of the Solitaire arbitration

SembCorp Industries



In Summary

- Delivered top and bottom-line growth
- Sustainable growth
  - Operating earnings underpinned by core businesses with stable earnings and growth upside
  - M&As bearing fruit & achieving strategies objectives
- Maintaining 2004 management target of 12-16% growth in PATMI excl. EI

SembCorp Industries



SembCorp Industries

This presentation should be read in conjunction with SembCorp Industries' First Half 2004 Financial Statement of June 30, 2004 lodged on Masnet

Visit : www.sembcorp.com.sg for presentations and press releases



Disclaimer

This presentation contains certain statements that are not statements of historical fact, i.e. forward-looking statements. Investors can identify some of these statements by forward-looking terms such as 'expect', 'believe', 'plan', 'intend', 'estimate', 'anticipate', 'may', 'will', 'would', and 'could' or similar words. However, you should note that these words are not the exclusive means of identifying forward-looking statements. These forward-looking statements are based on current expectations, projections and assumptions about future events. Although SembCorp Industries believes that these expectations, projections and assumptions are reasonable, these forward-looking statements are subject to the risks (whether known or unknown), uncertainties and assumptions about SembCorp Industries and its business operations.

Some of the key factors that could cause such differences are, among others, the general economic and business conditions in Singapore, the Asia-Pacific region and elsewhere; currency fluctuations between the Singapore dollar and other currencies; governmental, statutory, regulatory or administrative initiative affecting our business; industry trends; future levels and composition of our assets and liabilities; future profitability of our operations; competition; changes in Singapore tax or similar laws or regulations; changes in, or the failure to comply with, governmental regulations, including exchange control regulations, if any.

Given these risks, uncertainties and assumptions, the forward-looking events referred to in this presentation may not occur and actual results may differ materially from those expressly or impliedly anticipated in these forward-looking statements. Investors are advised not to place undue reliance on these forward-looking statements.

Investors should assume that the information this presentation is accurate only as of the date it is issued. SembCorp Industries' business, financial condition, results of operations and prospects may have changed since that date. SembCorp Industries has no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.



Appendix

SembCorp Industries



Profit & Loss

$M	1H04	1H03	Δ%
Turnover	2,880	2,075	39
EBITDA	263	294	(10)
PBT	210	239	(12)
PATMI before EI	102	89	15
PATMI	102	156	(35)
EPS before EI (cts)	5.6	4.9	15
EPS (cts)	5.6	8.6	(35)

PATMI before EI grew by 15% to $102m for 1H2004

SembCorp Industries

SembCorp Industries



Group Orderbook

$M

	As at June 30, 2004
Utilities (SMOE)	263
Engineering & Construction	1,127
Environmental Engineering	377
Marine Engineering	1,980
TOTAL	**3,747**

Note: Excludes long-term contracts

SembCorp Industries



Utilities

Orderbook (end June 2004): $263m

Major Projects	$m	Client	Date of Completion
Bongkot Field Development Phase 3C	175	PTT Exploration and Production Public Company	1Q2005
Dan FG Development Project *		Maersk Olie OG Gas	1Q2005
Idd El Shargi North Dome Offshore*	602	Occidental Petroleum of Qatar	1Q2005
Erha FPSO Project *		Saipem	2Q2005

* The individual contract values are not disclosed at the request of the clients.

SembCorp Industries



Engineering & Construction

Orderbook (end June 2004): $1.1bn

Major Projects	$m	Client	Date of Completion
Changi Water Reclamation Plant Contract C3B	167	Public Utilities Board	Feb 2008
Betara Complex Development in Sumatra, Indonesia	138	PetroChina Jabung International	Apr 2005
Changi Water Reclamation Plant Contract EP3	129	Public Utilities Board	Jan 2008
Kallang/ Paya Lebar Expressway C422	121	Land Transport Authority	Nov 2005

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SembCorp Industries



Engineering & Construction

Orderbook Mix


3%
10%
87%
Singapore
Rest of Asia
Europe & Others

Note: Information is as of end June 2004

Orderbook at $1.1bn:-

- $642m (57%) of Process Engineering projects
  - petrochemical
  - utilities
  - pharmaceutical
  - environmental
  - oil and gas
- $361m (32%) of Civil Engineering projects
  - transportation
  - defence
- $124m (11%) of high-end buildings and others

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SembCorp Industries



Schedule for Solitaire Arbitration

- Ongoing arbitration between Sembawang Corporation and Allseas, owner of the vessel Solitaire. The arbitration is expected to conclude by 2005

<u>2004</u>

- Ongoing hearings of the quantum of the Owner's claim
- The Tribunal ruled in favour of the Owner (Allseas) in the interim award on the "choice of yard"
- 4Q2004
  - The High Court in England will hear Sembawang Corporation's application for leave to appeal on the interim "choice of yard" award
  - If granted, the date of the appeal on the "choice of yard" issue will be scheduled accordingly

<u>2005</u>

- Hearing on the Yard's counterclaims
- Awards on the quantum of the Owner's claims and the Yard's counterclaims

Note: Claims from Allseas is £259m plus legal costs & the counterclaims by Sembawang is $287m plus legal costs

SembCorp Industries